EXHIBIT 1

AMENDMENT TO

ARTICLES OF INCORPORATION OF

FORCE PROTECTION VIDEO EQUIPMENT CORP.

THE UNDERSIGNED, being the president of Force Protection Video Equipment  Corp. does hereby amend the Articles of Incorporation as follows:

ARTICLE IV

SHARES

The authorized common stock of this corporation shall be increased to 250,000,000 shares of common stock, $0.0001 par value.

DESIGNATION OF SERIES A PREFERRED SHARES

1.

Creation of Series A Preferred Stock.  There is hereby created a series of preferred stock consisting of 1,000,000 shares and designated as the Series A Preferred Stock, $0.0001 par value, having the voting powers, preferences, relative, participating, limitations, qualifications optional and other special rights and the qualifications, limitations and restrictions thereof that are set forth below.

2.

Dividends.

No dividends shall be paid on the Series A Preferred Stock.

3.

No Conversion Rights.

No shares of the Series A Preferred Stock may be convertible into shares of Common Stock.

4.

Voting Provisions.  Each share of Series A Stock shall be entitled to 200 votes per share on all shareholder matters.

5.

Redemption. The Company shall redeem any issued shares of Series A Preferred Stock in whole, but not in part, at the option of the Holder, for $0.0001 per share.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on December 1, 2015 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation on December 1, 2015

/S/Paul Feldman

Paul Feldman, President